
Mail Stop 6010

June 24, 2008

Via U.S. Mail and Facsimile to (604) 821-2801

Eugene Syho
Chief Financial Officer
Norsat International Inc.
Suite 110 – 4020 Viking Way
Richmond, British Columbia
V6V 2NS
Canada

> **Re:** **Norsat International Inc.**
> **Form 20F for the Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 000-12600**

Dear Mr. Syho:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal-Year ended December 31, 2007

Consolidated Financial Statements, page 41

Note 2. Significant Accounting Policies, page 48

(i) Revenue Recognition, page 50

1.   We note the discussion on page 10 that some of your contracts include clauses which guarantee price protection. Please explain for us the details of these price protection guarantees. Please also tell us how pervasive they are in your customer contracts. In this regard, please tell us how these price protection guarantees impact your revenue recognition. We note your policy currently does not discuss how you account for price protection. Tell us how you determine that the sales price of a transaction is fixed and determinable under contracts with price protection. Refer to SAB 104 or other applicable literature as appropriate in your response.

Exhibit 32

2.   We note from page 89 of your filing that you included management's report on internal control over financial reporting as required by Item15T of Form 20-F. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company and should also include paragraph 4(b) which refers to the design of your internal control over financial reporting. Please file an amendment to the Form 20-F to include certifications that include the required language. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to paragraph 12 of the Instructions to the Exhibits to Form 20-F.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant